UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 28, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

OncoCyte Corporation

File No. 001-37648 - CF#33021

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OncoCyte Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the exhibits to a Form 10-12B filed on November 23, 2015, as amended.

Based on representations by OncoCyte Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.15	through October 7, 2025
Exhibit 10.16	through October 7, 2025
Exhibit 10.18	through October 7, 2025

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary